UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67736

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/2020** (MM/DD/YY) AND ENDING **9/30/2021** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Spearhead Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12012 South Shore Blvd., Suite 112
(No. and Street)

Wellington	**FL**	**33414**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Walters — **(561) 801-7302**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name - if individual, state last, first, middle name)

20646 Abbey Woods Ct N, Suite 201	**Frankfort**	**IL**	**60423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Todd Walters _____ , swear (or affirm) that, to the best of
my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of
_____ Spearhead Capital, LLC _____ , as
of _____ September 30, 2021 _____ , are true and correct. I further swear (or affirm)
that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



Notary Public State of Florida
Tanya Shapiro-Polzer
My Commission GG 264711
Expires 01/29/2023

_____
Signature

Managing Member and Co-Founder
Title


Notary Public

This report* contains (check all applicable boxes):

[√]	(a)	Facing page.
[√]	(b)	Statement of Financial Condition.
[ ]	(c)	Statement of Income (Loss).
[ ]	(d)	Statement of Cash Flows
[ ]	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ]	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
[ ]	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
[ ]	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
[ ]	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
[ ]	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[√]	(l)	An oath or affirmation.
[ ]	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
[ ]	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPEARHEAD CAPITAL, LLC

**STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

SEPTEMBER 30, 2021

****

SPEARHEAD CAPITAL, LLC

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Spearhead Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Spearhead Capital, LLC (the "Company") as of September 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Spearhead Capital, LLC as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Spearhead Capital, LLC's auditor since 2012.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
December 17, 2021

SPEARHEAD CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2021

ASSETS

Cash	$	34,544
Accounts receivable		32,338
Goodwill		30,000
Other assets		4,320
Total Assets	$	101,202

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to related party	$	5,143
Accounts payable, accrued expenses and other liabilities		9,947
Total Liabilities		15,090
Member's equity		86,112
Total Liabilities and Member's Equity	$	101,202

The accompanying footnotes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS:

Spearhead Capital, LLC (The "Company"), a limited liability company, was organized in the state of Delaware on December 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's principal business activity is the sale of private placements, life insurance and trails. The Company is owned by Spearhead Strategic Partners, LLC. See note 3 for additional information.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:
These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Investment Sales and Marketing:
Fees are earned from investment banking in private placements and providing specialized sales and marketing services to alternative investment managers across a wide spectrum of asset classes.

Revenue Recognition:

The Company records fees as they are earned based on services provided. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events, See Statement of Operations for the disaggregation of revenues.

Commissions. The Company receives commissions for selling life insurance and variable annuities to its customers. The Company identifies contracts with customers and the performance obligations in those contracts. The Company recognizes revenue upon the completion of the performance obligation, at the transaction price stipulated in each contract.

Referral Fees. The Company receives referral fees from financial advisors for referring clients to them. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically upon receipt of the fees.

Success Fees. The Company receives success fees for the private placement of securities. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction.

Retainer Fees. The Company recognizes retainer fees over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

Accounts Receivable:
Management closely monitors outstanding accounts receivable and charges off to expense all balances that are determined to be uncollectible. All are deemed collectible at September 30, 2021.

Promotion Costs:
The Company expenses promotion costs as incurred.

Income Taxes:
The Company is not a taxpaying entity for federal and state income tax purposes. Accordingly, the Company's taxable income and deductions are reported by the members on their income tax returns. Therefore, no provision for federal or state income taxes has been made.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2018.

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities, and any disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RELATED PARTY TRANSACTIONS:

The Company is the placement agent for Spearhead Insurance Solutions IDF, LLC, a related fund through common ownership. There were no revenues from this arrangement for the fiscal year ending September 30, 2021, and Accounts Receivable from this related party was $0 at September 30, 2021.

The Company has an expense sharing agreement with two related parties, Spearhead Strategic Partners, LLC "SSP" and Spearhead Capital Advisors, LLC "SCA". According to the terms of this agreement, SSP pays the rent and some of the payroll and administrative expenses of the two related parties and is reimbursed for these expenses. The allocated expenses of the Company are included in the Statement of Operations. There are no shared expenses between the Company and SCA.

During the year, $346,995 of expenses were allocated from SSP to the Company. At September 30, 2021 the Company owed SSP $5,143 as a result of this agreement.

NOTE 4 - NET CAPITAL:

As a broker-dealer, the Company is subject to the SEC's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $19,454 at September 30, 2021, which exceeds required net capital of $5,000 by $14,454. The ratio of aggregated indebtedness to net capital at September 30, 2021 was .77 to 1.

NOTE 5 – GOODWILL:

As of September 30, 2021, the Company has recorded goodwill at $30,000 in books of accounts. There are no impairment losses for the fiscal year ending September 30, 2021.

NOTE 6 – CONCENTRATION:

During the year ended September 30, 2021, there were two customers that represented 38% and 25% of total fees. There are no accounts receivable from these two customers as of September 30, 2021.

NOTE 7– COMMITMENTS AND CONTINGENCIES:

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at September 30, 2021, or during the year then ended.

NOTE 8– SUBSEQUENT EVENTS:

Events have been evaluated through the date the financial statements were available to be issued. Subsequent to year end, SSP contributed $25,000 of cash and $18,756 in the form of forgiveness of expenses allocated to the Company from the expense sharing agreement. No other events have been identified which require disclosure.